Exhibit (a)(1)(G)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer
(as defined below) is made solely by the Offer to Purchase, dated January 3, 2008, the related letter of transmittal and any amendments, supplements or modifications thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the
Offer or the tender of Shares in connection therewith would not be in compliance with applicable laws, Purchaser will make a good faith effort to comply with any such laws. If, after such good faith effort, Purchaser cannot comply with any such laws, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of
Shares in such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require that the
Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by
Deutsche Bank Securities Inc., the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
and the Associated Common Stock Acquisition Rights
of
Respironics, Inc.
at
$66.00 Net Per Share
by
Moonlight Merger Sub, Inc.
a wholly owned subsidiary of
Philips Holding USA Inc.
a wholly owned subsidiary of
PHILIPS
Koninklijke Philips Electronics N.V.
     Moonlight Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation and a direct wholly owned subsidiary of Koninklijke Philips Electronics N.V. (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of Respironics, Inc., a Delaware corporation (the “Company”), including the associated common stock acquisition rights (such rights, together with such shares of the Company’s common stock, the “Shares”) issued under the Rights Agreement, dated June 28, 1996, between the Company and Mellon Investor Services LLC, as amended, for $66.00 per Share net to the seller in cash, without interest and subject to any applicable withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase, dated January 3, 2008 (the “Offer to Purchase”) and in the related letter of transmittal (which together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). Following the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT (NEW YORK
CITY TIME) ON FEBRUARY 1, 2008, UNLESS THE OFFER IS EXTENDED.
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated December 20, 2007 (as such may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following completion of the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation and will become a direct wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) other than (i) the Shares owned directly or indirectly by Parent, Purchaser or the Company and in each case not held on behalf of third parties and (ii) the Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, will be automatically cancelled and converted into the right to receive the Offer Price, without any interest thereon. Appraisal rights will be available to holders of the Shares who do not vote in favor of adoption of the Merger Agreement or consent thereto in writing, subject to, and in accordance with, Delaware law. A holder of the Shares must properly perfect such holder’s right to seek an appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights provided under Delaware law. See Section 15—“Certain Legal Matters” of the Offer to Purchase. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT
HOLDERS OF THE SHARES TENDER ALL OF THEIR SHARES INTO THE OFFER.
     The Offer to Purchase, the related letter of transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s Board of Directors and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.
     The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn pursuant to the Offer on or prior to the expiration of the Offer a number of the Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and the approval under the Council Regulation (EC) No. 139/2004 of the European Community, as amended, having been obtained (together, the “Antitrust Approvals Condition”). Certain other conditions to consummation of the Offer are described in Section 13—“Certain Conditions to the Offer” of the Offer to Purchase. The Offer is not subject to any financing condition.
     Upon the terms and subject to the conditions set forth in the Offer (and, if the Offer is extended or amended, including the terms and conditions of any such extension or amendment) and the Merger Agreement, Purchaser will accept for payment and pay for all of the Shares validly tendered and not withdrawn pursuant to the Offer on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight (New York City time) on February 1, 2008, unless Purchaser has extended the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended by Purchaser, may expire. Because of the need to obtain the approvals pursuant to the Antitrust Approvals Condition prior to the consummation of the Offer, the Offer may be extended beyond the scheduled Expiration Date one or more times. See Section 15—“Certain Legal Matters” of the Offer to Purchase.
     In all cases, payment for the Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by Citibank, N.A. (the “Depositary”) of (i) certificates for such Shares (or effective affidavits of loss relating to such certificates or a Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed letter of transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a letter of transmittal) and (iii) any other documents required by the letter of transmittal.
     The Offer Price paid to any holder of the Shares for the Shares tendered in the Offer will be the highest per-Share consideration paid to any other holder of the Shares for the Shares tendered in the Offer.
     For purposes of the Offer (including during a subsequent offering period), Purchaser will be deemed to have accepted for payment the Shares validly tendered and not withdrawn pursuant to the Offer as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Payment for the Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as the agent for holders of tendered Shares for the purpose of receiving payments from Purchaser and transmitting those payments to such holders. If Purchaser extends the Offer, is delayed in its acceptance for payment of the Shares or is unable to accept the Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on Purchaser’s behalf, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” of the Offer to Purchase or as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will interest on the purchase price for the Shares be paid, regardless of any delay in making such payment.
     The Merger Agreement provides that the tender offer may, and in certain events is required to, be extended, as follows: (i) Purchaser is required to extend the Offer for periods of not more than five business days each if, at any scheduled Expiration Date, any condition to the Offer is not satisfied or waived and there has been no Change of Recommendation (as defined in the Offer to Purchase), until the earlier of (A) April 30, 2008 (or, under certain circumstances, June 30, 2008), (B) the date on which all of the conditions to the Offer are satisfied or waived or (C) the date on which the Merger Agreement is terminated in accordance with its terms; (ii) Purchaser may extend the Offer, without the consent of the Company, for any period required by the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), NASDAQ or any other stock exchange or automated quotation system applicable to the Offer; (iii) Purchaser may extend the Offer, without the consent of the Company, from time to time for one or more periods of not more than five business days each until April 30, 2008 (or, under certain circumstances, June 30, 2008) if, at any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived; and (iv) Purchaser may extend the Offer, without the consent of the Company, to provide a “subsequent offering period” for the Offer in accordance with Rule 14d-11 under the Exchange Act, if Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer but Purchaser has not acquired at least 90% of the issued and outstanding Shares required to complete the Merger without a meeting of the holders of Shares under the “short form” merger provisions of Delaware law.
     Any extension, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the SEC. The announcement of any extension of the Offer will be issued no later than 9:00 a.m. (New York City time) on the next business day after the previously scheduled Expiration Date, subject to applicable laws (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting Purchaser’s obligation under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise make any public announcement other than by issuing a press release to a national news service.
     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will extend the Offer and/or disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. Purchaser understands the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. A change in the offer price or a change in percentage of securities sought generally requires an offer to remain open for a minimum of ten business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment.
     On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, as soon as possible after the Expiration Date and in accordance with Rule 14e-1 under the Exchange Act (which requires that a bidder pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), Purchaser will accept for payment and promptly pay for all of the Shares validly tendered and not withdrawn pursuant to the Offer. See Section 4—“Withdrawal Rights” and Section 13—“Certain Conditions to the Offer” of the Offer to Purchase. If Purchaser includes a subsequent offering period, Purchaser will immediately accept and promptly pay for all Shares validly tendered during any such subsequent offering period in accordance with Rule 14d-11 under the Exchange Act.
     Tenders of the Shares made pursuant to the Offer are irrevocable, except that holders of Shares may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, such holders may also withdraw the tendered Shares at any time after March 3, 2008. Pursuant to Rule 14d-11 under the Exchange Act, no withdrawal rights will apply to the Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to the Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing such Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If the Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering the Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Depositary to be credited with the withdrawn Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as stated above prior to the physical release of such certificates. If Purchaser extends the Offer, is delayed in its acceptance for payment of the Shares or is unable to accept the Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein. All questions as to the form of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, Purchaser, the Depositary, Georgeson Inc. (the “Information Agent”), Deutsche Bank Securities Inc. (the “Dealer Manager”) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders for the Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering the Shares” of the Offer to Purchase at any time prior to the Expiration Date and during any subsequent offering period.
     The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of the Shares. The Offer to Purchase and the related letter of transmittal, together with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of the Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of the Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the letter of transmittal and all other tender offer materials may be directed to the Information Agent and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

Georgeson Inc.	Deutsche Bank Securities Inc.
199 Water Street, 26th Floor	60 Wall Street
New York, NY 10038	New York, NY 10005
Banks and Brokers Call: (212) 440-9800	Please Call Toll-Free: (877) 221-7676
All Others Please Call Toll-Free: (800) 491-3017

The Depositary for the Offer is:
Citibank, N.A.
By Mail:	By Hand or Overnight Courier:	By Facsimile (for Guarantees of Delivery):
Citibank, N.A.	Citibank, N.A.	For Eligible Institutions Only:
c/o Mellon Investor Services LLC	c/o Mellon Investor Services LLC	(201) 680-4626
P.O. Box 3301	480 Washington Boulevard	For Confirmation Only Telephone:
South Hackensack, NJ 07606-3301	Jersey City, NJ 07310	(201) 680-4860
January 3, 2008